Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

Date: October 31, 2016

This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and TechnipFMC Limited

(Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements.” All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

TechnipFMC has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S-4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND

OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Has Been Made Available in an Information Document

Technip has made available an information document in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy statement/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 1 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 TechnipFMC: Leading Integrated Solutions Provider for the Oil and Gas Industry Roadshow October 31 st to November 10 th , 2016

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 2 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Important Information for Investors and Securityholders Forward - Looking Statements This communication contains “forward - looking statements.” All statements other than statements of historical fact contained in t his report are forward - looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Un ited States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward - looking statements usually relate to future events and anticipated revenues, earnings, cas h flows or other aspects of our operations or operating results. Forward - looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “inte nd,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that th e s tatements are not forward - looking. These forward - looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business co nditions and their potential effect on us. While management believes that these forward - looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. Factors that could cause actual results to differ materially from those in the forward - looking statements include failure to obt ain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favor abl e opinions from counsel for each company to the effect of how TechnipFMC Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of t he proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the ri sk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated succe ssf ully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize th an expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in cli ent payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the compani es’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; a bil ity to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental reg ula tions affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the cre dit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international oper ati ons, which are subject to the risks of currency fluctuations and foreign exchange controls. All of our forward - looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the fore goi ng factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10 - K, Quarterly Reports on Form 10 - Q, Current Reports on Form 8 - K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time wi th the French financial markets regulator ( Autorité des marchés financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward - looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward - looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law. Disclaimer

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 3 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 No Offer or Solicitation This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe f or or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall the re be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting th e requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by u se of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. Additional Information Important Additional Information Has Been Filed with the SEC TechnipFMC has filed with the SEC a registration statement on Form S - 4, which includes a proxy statement of FMC Technologies tha t also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). The registration statement on Form S - 4 was declared effective by the SEC on October 24, 2016 and a definitive proxy statement/prospectus has been delivered as required by applicable law. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CON TAI N OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . Investors and stockholders can obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC b y t he parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the definitive proxy statement/prospectus a nd other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s websi te at www.technip.com (for documents filed with the SEC by Technip). Important Additional Information Has Been Made Available in an Information Document Technip has made available an information document in connection with the Technip meeting of stockholders called to approve t he proposed transaction (the “Information Document”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS PUBLISHED OR TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECH NOL OGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the Information Document from Technip on its website at www.technip.com. Important Additional Information Will be Made Available in a Prospectus Prepared in Accordance with the EU Prospectus Directi ve TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, wit h r espect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement t her eto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BEC OME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTI ONS AND RELATED MATTERS . Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available. Disclaimer

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 4 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Participants in the Solicitation FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from th e s tockholders of FMC Technologies and Technip, respectively, in respect of the proposed transactions contemplated by the definitive proxy stat eme nt/prospectus and the Information Document. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders o f F MC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherw ise , is set forth in the definitive proxy statement/prospectus filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annu al Report on Form 10 - K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended D ece mber 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above. Disclaimer

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 5 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Thierry Pilenko Douglas Pferdehirt • Current Role : President and Chief Executive Officer of FMC Technologies • Future Role : Chief Executive Officer of TechnipFMC Maryann Mannen • Current Role : Chief Financial Officer of FMC Technologies • Future Role : Chief Financial Officer of TechnipFMC • Current Role : Chairman and Chief Executive Officer of Technip • Future Role : Executive Chairman of TechnipFMC Meeting Attendees

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 6 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 1 Transaction Update 2 Market Update 3 Combining Forces to Create an Integrated Industry Leader 4 TechnipFMC – Strong Financial Profile Agenda

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 7 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Section 1: Transaction Update

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 8 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 SURF: Subsea umbilicals , risers and flowlines SPS: Subsea production systems (incl. processing) FEED and sub - surface expertise Life of field and monitoring SUBSEA ONSHORE/OFFSHORE Jetty Loading Arms Surface Production & Drilling Systems SURFACE Deepwater LNG Petrochemicals Refining & Hydrogen FLNG Mining & Metals Shallow Water TechnipFMC : Broadest Portfolio of Solutions for the Production and Transformation of Oil and Gas

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 9 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Key Terms of the Transaction Transaction Structure ▪ TechnipFMC incorporated in the U.K. ▪ U.S. reverse triangular merger for FMC Technologies and European cross - border merger for Technip Listing ▪ Shares listed on the NYSE and Euronext Paris with TechnipFMC seeking inclusion in S&P 500 and CAC40 indices Transaction Terms ▪ At closing, each share of Technip common stock will be converted into 2.0 ordinary shares of TechnipFMC and each common share of FMC Technologies will be exchanged for 1.0 ordinary share of TechnipFMC ▪ It is anticipated that immediately following completion of the mergers, former FMC Technologies stockholders will own approximately 49.1% of TechnipFMC on a fully diluted basis and former Technip stockholders will own approximately 50.9% of TechnipFMC on a fully diluted base Management and Corporate Governance ▪ Management team – Executive Chairman – Thierry Pilenko – Chief Executive Officer – Doug Pferdehirt – Chief Financial Officer – Maryann Mannen – Chief Operating Officer – Julian Waldron ▪ Board: 14 members with an equal number of historical FMC Technologies and Technip Directors Headquarters ▪ Headquarters in Paris, Houston and London Achieved Approvals ▪ A ntitrust approvals in the U.S., Turkey, India, Russia, Mexico and Australia (1) ▪ W ork council consultation process in Europe ▪ S - 4 declared effective ▪ CFIUS and MINEFI Next Steps ▪ Conclusion of antitrust review in remaining countries (2) , other approvals and customary closing conditions ▪ Shareholders’ votes for both Technip and FMC Technologies on December 5, 2016 ▪ Closing expected early 2017 All - Stock Merger Clear Leadership and Balanced Governance Timeline to Closing (1) In addition, clearance from Australian’s Foreign Investment Review Board (2) EU and Brazil

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 10 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Doug Pferdehirt Thierry Pilenko Richard Alabaster President Surface Technologies Barry Glickman President Subsea Services Hallvard Hasselknippe President Subsea Projects Nello Uccelletti President Onshore / Offshore Julian Waldron Executive Vice President and Chief Operating Officer Brad Beitler Executive Vice President Technology and R&D Maryann Mannen Executive Vice President and Chief Financial Officer Thierry Parmentier Executive Vice President Human Resources Dianne Ralston Executive Vice President and Chief Legal Officer Mark Scott Executive Vice President Quality, HSE/Security and Communications Tore Halvorsen , Executive Vice President and Senior Advisor Board of Directors The Future Executive Leadership Team

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 11 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Good Progress on Technip and FMC Technologies Merger Process May 19, 2016 Combination announcement June 24, 2016 Early conclusion of US antitrust review Work council approvals Early 2017 Expected combination completion June 14, 2016 BCA signing October 4, 2016 Signing of Cross Merger Border Terms August 11, 2016 Turkey antitrust approval REMAINING PROCESSES □ Antitrust: EU and Brazil October 7, 2016 US foreign investment approval (CFIUS) September 30, 2016 Russia antitrust approval September 21, 2016 India antitrust approval October 14, 2016 Mexico antitrust approval October 25, 2016 Documents for shareholders meetings made available October 24, 2016 Form S - 4 effective December 5, 2016 Technip & FMC Technologies shareholders meetings October 24, 2016 French foreign investment approval (MINEFI) October 25, 2016 Australia foreign investment clearance

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 12 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Technip and FMC Technologies shareholders to vote on the proposed combination at their respective shareholders meetings Shareholders meeting GENERAL SHAREHOLDERS MEETING / SPECIAL SHAREHOLDERS MEETING (1) December 5 th , 2016 SPECIAL MEETING OF STOCKHOLDERS (2) December 5 th , 2016 Agenda Vote on the proposed merger of Technip with TechnipFMC, the future holding company of the combined group Vote on the removal of double voting rights Respective Board of Directors recommendation “FOR” (1) Technip shareholders are urged to refer to the documents made available on Technip’s website in connection with the extraordi nar y general meeting of shareholders and the special meeting of shareholders with double voting rights (2) FMCTI stockholders are urged to refer to the combined proxy statement of FMC Technologies regarding the special meeting and r egi stration statement of TechnipFMC on Form S - 4 (which was declared effective by the United States Securities and Exchange Commission on October 24, 2016) and to the defin i tive combined proxy statement and registration statement which will be mailed to them Vote on the proposed combination of Technip and FMC Technologies “FOR” Upcoming Shareholders’ Vote on the Proposed Combination

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 13 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Section 2: Market Update

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 14 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 60 70 80 90 100 110 2016 2025 …With a Large Portion to Come from Deepwater 0.0 2.0 4.0 6.0 8.0 10.0 12.0 2015 Decline Incremental 2025 ~36 Million Barrels / Day of Incremental Production Required by 2025e… Source: Rystad Energy Supply Study; October 2016 ~8.5 MMb /d MMb /d ~[28%] of Incremental Production ~[32%] of Incremental Production Source: Rystad Energy Supply Study, FMC Technologies; October 2016 Current Sources of Production Conventional & Other Deepwater Shale Offshore Remains Critical to the Future…

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 15 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 …and It Accounts for Majority of Majors’ Production Offshore Contributes Significantly to Majors’ Production… …While More Than 50% of the Majors’ 2P Reserves Remaining Is Offshore 2016 Production by Classification (%) (1) Remaining 2P Reserves by Classification (%) (1) 1 Production and proved reserves as of 2Q 2016 Weighted Average Offshore Onshore Source Wood Mackinzie 58% 53% 48% 59% 46% 68% 90% 84% 60% 42% 47% 52% 41% 54% 32% 10% 16% 40% 0% 20% 40% 60% 80% 100% 54% 40% 42% 45% 35% 82% 96% 85% 55% 46% 60% 58% 55% 65% 18% 4% 15% 45% 0% 20% 40% 60% 80% 100% Weighted Average

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 16 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 34% 27% 39% Strong History of Subsea Tree Orders SPS and SURF components represent up to 1/3 rd of deepwater development costs and remain well - positioned for a market recovery given the importance of offshore production to future hydrocarbon supply Subsea Tree Orders by Region 2006 - 2016 YTD (Trees) Brazil All Other Regions SPS / SURF is One of the Largest Component of Project Costs SPS / SURF FPSO / Platform Drilling / Well Construction Source: Morgan Stanley Research, FMCTI Internal Analysis Source Quest Offshore 462 452 432 319 375 314 413 551 232 153 45 0 120 240 360 480 600 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 YTD SPS and SURF Remain Critical Components of Offshore Development

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 17 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 TechnipFMC Will Be Best Positioned to Seize Opportunities Across Upstream and Downstream

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 18 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Section 3: Combining Forces to Create an Integrated Industry Leader

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 19 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 TechnipFMC Will Do More ▪ Create a unique contracting model ▪ Accelerate and integrate technology innovation ▪ Deliver both a lower project cost and operating structure ▪ Develop integrated offerings beyond subsea Increasing interest in the integrated model as clients grasp unique capabilities generated by the TechnipFMC combination Combining Forces to Create an Integrated Industry Leader

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 20 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Client: Hurricane ▪ Alliance selected as exclusive provider of subsea solutions for the Lancaster EPS (1) and for subsequent development of the Greater Lancaster Area (1) Early Production System ALLIANCE Supported by Most Recent Achievements of the Alliance Unique leadership: Integrated SPS+SURF solutions First Alliance Award Unique Subsea Integrated Design Strong market acceptance with 17 integrated FEEDs since inception in June 2015 0 5 10 15 20 0 2 4 6 8 10 12 14 No. of FEED Studies Months after Establishing JV/Alliance 17

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 21 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Maximised reliability and uptime Increased aftermarket capabilities Improved performance over the life of field Rationalized subsea architecture and design Optimized technology applications Improved field performance Project Execution Conceptual Design & FEED Life - of - Field & Maintenance Joint SPS+SURF R&D for improved technology application and combination Shortened time to first oil and offshore installation through better planning Reduced project interfaces and contingencies Strengthen leverage on procurement Accelerate time to first oil Superior project execution Maximize production uptime Leading market players (1) Leading market players SPS and SURF Largest installed base Unique asset and technological capabilities Best possible line - up to undertake client challenges Leading capabilities TechnipFMC is the Sole Player Offering Full Suite of Capabilities Engineering Procurement Construction Installation Equipment supply Decommissioning (1) Genesis Oil & Gas Consultants and Forsys Subsea joint venture

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 22 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Integrate Technologies Redesign Subsea Redefine Industry Reinvent Products “Making it Real”

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 23 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Reduce product complexity with proprietary technology ▪ Create differentiated products that focus on deliverability and installability ▪ Case Study: Traditional versus Compact Subsea Manifold ▪ Simplicity – 50% fewer parts ▪ Deliverability – 50% schedule reduction ▪ Installability – 50% less weight Compact Subsea Manifold Reinvent Products

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 24 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Manifold Connector Flexible pipe Subsea processing ETH PiP (1) Optimized connectivity Increased efficiency Simplified architecture Direct Tie - In (1) ETH PiP : Electrically Trace Heated Pipe - in - Pipe Integrate Complementary Technologies

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 25 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Key Benefits Traditional Approach Enhanced Approach Enhancements ▪ Fewer SPS interfaces ▪ Fewer risers and flowlines ▪ Lower cost through integrated procurement ▪ Less complexity through reduced part counts ▪ Faster installation time offshore installation duration execution interfaces and risks 6 PLETS at end of flowlines Time to first oil 50% of risers and flowlines Up to 30% CAPEX Reduction Umbilical Proprietary Technologies Redesign Subsea Through Integrated Approach

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 26 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Integrated Procurement Simplified Equipment Set - up Reduced Installation Phase Optimized Flow Assurance One SPS & SURF Provider Buckets of ~30% CAPEX Savings Optimized subsea architecture reducing equipment on seabed by ~50% Eg . less PLETs, flowline and riser lengths One offshore installation for entire subsea structure Eg . installation of in - line manifold with pipeline and direct connection to well Introduce active equipment Eg . combination ETH PiP and multi - phase pumping Reduced cost of materials and increased purchasing power Eg . Lighter - smaller Subsea Equipment, Carbon Fiber armor within flexibles Reduced interfaces and risk accelerated time to first oil Eg . smart integrated design and installation Redefine Project Economics Remove costly back - up solutions

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 27 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Operation and management Maintain production, increase recovery Plug and abandonment Drilling and completion Installation Installation Asset management Production optimization Field IMR Well Services The Subsea System Life Cycle Subsea Drilling Systems Strong market presence Current presence, strong growth opportunity Subsea Services Provide Growth Opportunities Throughout the Entire System Life Cycle

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 28 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Onshore/Offshore: Strong Enabler to Capture Downstream Market Resilience in 2016 and 2017 (1) Export Credit Agency (2) Engineering, Procurement, Construction Unique Offering Highly valued project management know - how Broad range of expertise and solid reputation Best - in - class Proprietary Technologies Over 50 years of greenfield & brownfield expertise Leading integrated model from design to full EPC (2) ▪ Early involvement ▪ Strong track - record in large - scale LNG ▪ Modularization proven know - how Prelude FLNG, Australia ▪ Integrating onshore / offshore and subsea capabilities ▪ Capitalize on long - term relationship with Shell ▪ Front - runner in FLNG Yamal LNG, Russ ia MIDOR refinery, Egypt ▪ Involvement since refinery construction in the 1990’s ▪ Direct FEED award leading to EPC ▪ Technip helped arrange ECA (1) and project financing Negative Capital Employed EBIT margins to rise over 2015 - 2017

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 29 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Surface Technologies: Creating Value with Market Leading Products and Integrated Solutions SIS: A Unique Integrated Offering ▪ “One Vendor One Invoice One Lead = Improved Synergies and Completion Quality” ▪ Integration of surface wellhead, completions, and measurement ▪ Leading product supplier to major oilfield service companies ▪ Flowline products used during the well construction and stimulation ▪ Manifold trailers, well service pumps, and compact valves Surface Wellhead International ▪ Drilling, completion and production wellhead systems ▪ Onshore and offshore applications ▪ Long - term customer relationships Surface Integrated Services (SIS) Fluid Control

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 30 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Section 4: TechnipFMC – Strong Financial Profile

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 31 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Subsea products: – Trees, manifolds, control, templates, flowline systems, umbilicals & flexibles – Subsea processing – ROVs and manipulator systems ▪ Subsea projects – Field architecture, integrated design – Engineering, procurement ▪ Subsea services: – Drilling systems – Installation using high - end fleet – Asset management & production optimization – Field IMR and well services Subsea ▪ Backlog: $8.0bn ▪ Project management, proprietary technology, equipment and early studies to detailed design: – Offshore : fixed platforms (jackets, self - elevating platforms, GBS, artificial islands) and floating facilities (FPSO, semi submersibles, Spar, TLP, FLNG) – Onshore : gas monetization, refining, petrochemicals, onshore pipelines, furnaces, etc – Services : project management consultancy, process technologies ▪ Backlog: $7.8bn Onshore / Offshore Source: Company filings Note: Pro forma backlog as of 30 - Sep - 2016. USD/EUR FX rate as of 25 - Oct - 2016. ▪ Drilling, completion and production wellhead equipment, chokes, compact valves, manifolds and controls ▪ Treating iron, manifolds and reciprocating pumps for frac’ing and cementing ▪ Advanced separation and flow - treatment systems ▪ Flow metering products and systems ▪ Marine, truck and railcar loading systems ▪ Installation and maintenance services ▪ Frac - stack and manifold rental and operation services ▪ Frac flowback and well testing services Surface ▪ Backlog: $0.5bn Building on Complementarity to Create a Broad - Based Market Leader…

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 32 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 44.3 23.6 19.7 16.5 15.7 14.8 13.3 12.5 9.4 6.4 0 15 30 45 SLB HAL TECFMC GE O&G BHI NOV TEC SPM WFT FTI Third Largest OFS Company by Revenue Top 10 OFS Companies by 2015A Revenue ($ Bn ) Source: Company Filings; EUR/USD FX rate as of 28 - Oct - 2016 NewCo …With Significant Scale… Proforma

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 33 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 (7.2) (3.4) (1.3) (1.3) (0.9) (0.6) (0.3) 0.9 1.7 (9) (7) (5) (3) (1) 1 3 WFT SPM BHI HAL NOV SLB FTI TECFMC TEC 1.2 1.8 1.9 1.9 2.3 2.3 3.7 5.7 7.5 0 2 4 6 8 FTI TECFMC NOV SLB TEC BHI HAL WFT SPM One of the Lowest Leverage Levels… 2015A Debt / EBITDA (2) (x) …and a Significant Cash Position NewCo Top Listed OFS Companies (1) by 2015A Net Cash / EBITDA (2) (x) Source: Company filings; EUR/USD FX rate as of 28 - Oct - 2016 1 Excluding conglomerates and construction companies with Oil Field Services operations 2 EBITDA calculated as Revenue - Expenses + Depreciation and Amortization; Pro forma for $3.5bn termination break - up fee, HAL and BHI net cash / EBITDA is respectively (2.1)x and (1.3)x …and One of the Strongest Balance Sheets Amongst OFS Providers Proforma Proforma

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 34 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Source: Company Filing 1 EBITDA as published for Technip (excludes income / (loss) from equity affiliates) and for FMC Technologies as per definition EB ITDA = Revenue – Expenses + D&A; YTD corresponds to 9 - months period ending 30 - Sep - 2016 2 Capital employed: Equity + Financial debts - Cash and cash equivalents + Non - current provisions + Other non - current liabilities ; EBIT post tax: Operating income from recurring activities adjusted for estimated normative tax rate + income from associates Track Record of Sustainable Returns ROCE (2) 2013 - 2015 13.8% 19.0% 12.8% 15.2% 2013 2014 2015 Average 13.6% 12.1% 11.4% 12.4% 2013 2014 2015 Average EBITDA (1) Margin 2013 - 2016 YTD 11.5% 10.2% 10.4% 11.4% 2013 2014 2015 2016 YTD 13.5% 16.8% 12.4% 8.0% 2013 2014 2015 2016 YTD

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 35 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 795 893 932 227 2013 2014 2015 2016 YTD Operating Cash Flow ($mm) Capex ($mm) Source: Company Filings; EUR/USD FX rate as of 28 - Oct - 2016; YTD corresponds to 9 - months period ending 30 - Sep - 2016 Operating Cash Flow Exceeds Investment Needs 629 410 322 106 2013 2014 2015 2016 YTD 314 404 251 93 2013 2014 2015 2016 YTD 1,441 948 1,140 355 2013 2014 2015 2016 YTD

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 36 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 2016 YTD Pro Forma Revenue by Segment Source: Company Filings; EUR/USD FX rate as of 28 - Oct - 2016; YTD corresponds to 9 - months period ending 30 - Sep - 2016 Sep - 2016 Pro Forma Backlog by Segment Subsea 55% The Combined Group Will Benefit from a Balanced Business Exposure $13.4bn $3.0bn $16.4bn Total: $8.3bn $3.5bn $11.8bn Total: 60.0% 31.9% 6.0% 2.1 % Subsea Onshore & Offshore Surface Energy Subsea 60%

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 37 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 Supply Chain ▪ Commodity raw material cost savings ▪ Better terms with shared suppliers ▪ Beneficial scale effect from higher volumes Infrastructure ▪ Right - size general & administrative expense ▪ Rationalize real - estate footprint ▪ Leverage regional shared services Corporate and Others ▪ One Board of Directors ▪ One management team ▪ Leverage global shared services ~$400m Realized 2019e ▪ Additional cost reduction opportunities ▪ Other financial upside including balance sheet and liquidity management Base plan Stretch Significant Potential for Cost Synergies… Pre - Tax Cost Synergies of approximately $400m expected by 2019 On top of each company's existing cost saving initiatives

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 38 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 ▪ Early involvement can improve positioning on new projects ▪ Strong differentiation provides immediate and significant cost reduction ▪ Portfolio of projects and solutions can capture greater subsea scope ▪ Substantial revenue growth from expanded “Life of Field” opportunity ▪ Shorter project delivery schedules will accelerate time to first oil ▪ Integrated offering should improve execution ▪ Enhanced client relationship thanks to a broader portfolio of solutions The integration approach will benefit revenues and profitability …and Multiple Opportunities to Create Revenue Synergies

195 245 255 Body Text Background Message Box, Table Highlight Heading Boxes Primary Eight Chart Colours Secondary Chart Colours 5.30” / 13.46cm 0.13” / 0.33cm 0.13” / 0.33cm 5.30” / 13.46cm Page Setup: 4:3 Width: 25.4cm Height: 19.05cm Requested by Jimmy Piron, 17 - May - 2016 #2307 39 238 74 0 152 30 50 233 131 0 0 173 208 234 234 234 255 255 255 122 184 0 253 215 93 219 219 219 0 130 156 255 182 899 244 200 207 94 106 113 73 67 61 5 24 66 TechnipFMC : Driving Change by Redefining the Production and Transformation of Oil & Gas Builds a comprehensive and flexible offering across each market from concept to project delivery and beyond Surface Global product and service platform ▪ Enhanced offering in North America ▪ Strengthened international presence Products: best - in - class equipment and systems provider ▪ Leading and highly complementary equipment offering; scaling up best - in - class technology through enhanced R&D Projects: unique capabilities throughout project life - cycle ▪ From concept to project delivery and beyond; setting new project economic standards Subsea Services: enhanced service proposition ▪ Leveraging FMC Technologies’ leading solutions to service a larger installed base; expanding scope of service offering Onshore / Offshore Strong midstream/downstream footprint ▪ Leveraging further on Technip’s engineering capabilities ▪ From concept to technology to project delivery ▪ 60 years of complex developments & client relationships